Manhattan Pharmaceuticals, Inc.
48 Wall Street, Suite 1100
New York, NY 10005

March 14, 2011

via edgar and fax

Jeffrey Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Manhattan Pharmaceuticals, Inc. Schedule 14A Filed March 1, 2011 File No. 001-32639

Dear Mr. Riedler:

This letter is written in response to your letter dated March 8, 2011 to Manhattan Pharmaceuticals, Inc. (the "Company") with respect to the preliminary proxy statement referred to above.  We have set forth below your comment, followed by the Company’s response.

1.           Please amend your filing to include disclosure that clearly states the number of shares of common stock that may be issued in connection with the “Nordic Settlement” on a pre and post split basis.

RESPONSE:  In response to the Staff’s comment, please note that no shares of common stock are to be issued with respect to the “Nordic Settlement.”  We propose to revise the disclosure on page 27 of the above-referenced filing as follows to clarify that point and to reflect the receipt of the $400,000 payment referred to in the fourth bullet point (which was received after we filed the preliminary proxy statement):

The Nordic Settlement
On January 4, 2011 we entered into settlement and release agreement (the “Settlement and Release Agreement”) with Nordic Biotech Venture Fund II K/S (“Nordic”) and H Pharmaceuticals K/S (the "Joint Venture").  Nordic and us are partners in the Joint Venture for the development and commercialization in North America of Hedrin™, a non-pesticide, one-hour, treatment for pediculosis (head lice).  As previously reported, Nordic and us have had various disputes relating to the Joint Venture and to Nordic’s option to purchase our common stock in exchange for a portion of Nordic’s interest in the Joint Venture (the "Put Right"), and Nordic’s warrant to purchase our  common stock (the "Warrant”).  The Settlement and Release Agreement resolved all disputes between Manhattan, on the one hand, and Nordic and the Joint Venture, on the other.

The principal terms of the Settlement and Release Agreement are:
•	No shares of our common stock will be issued to Nordic.
•
The Put Right has been terminated.  We believed the Put Right permitted Nordic to become the owner, upon exercise of the Put Right, of 71,428,571 shares of our common stock.  Nordic asserted that the Put Right would have permitted Nordic to become the owner of 183,333,333 shares of our common stock.

•	The Warrant has been terminated. We believed the Warrant covered 14,285,714 shares of our common stock. Nordic asserted that the Warrant covered 33,333,333 shares of our common stock.
•
Nordic was required to make an additional, non-dilutive capital contribution to the Joint Venture of $1,500,000, which includes $300,000 contributed to the Joint Venture by Nordic on December 15, 2010.

•
The Joint Venture has paid ~~will pay~~ to us a settlement amount of $500,000, less any "Excess Payment" (defined below)~~, in two installments.  The first installment of $100,000 is due within five (5) business days of the execution of the Settlement and Release Agreement and the second installment of $400,000 is due within five (5) business days after we have received written evidence that the holders of our 12% Secured Notes, $1,315,000 of which has matured and is now past due, have either converted the 12% Secured Notes into shares of equity securities of us prior to December 31, 2011or agreed to extend the maturity of the 12% Secured Notes to December 31, 2011 by such date.~~  An "Excess Payment" is the amount by which Nordic’s and the Joint Venture’s reasonable out-of-pocket legal and other costs incurred with respect to the Settlement and Release Agreement, including any challenge to the enforceability of the Settlement and Release Agreement, including in a bankruptcy proceeding, exceed $70,000.  To date there have been no Excess Payments.

•
Our equity interest in the Joint Venture is reduced to 15%, and further reductions in our equity interest are possible if and when Nordic makes additional capital contributions to the Joint Venture.  In no event shall capital contributions by Nordic reduce our ownership in the Joint Venture below 5%.

•	The Joint Venture paid ~~will pay~~ $75,000 to us under the Services Agreement, dated February 21, 2008, and that Services Agreement is terminated.
•
The Joint Venture Agreement, dated January 31, 2008, as amended on February 18, 2008, and as further amended by an Omnibus Amendment on June 9, 2008, between Manhattan and Nordic; the Shareholders’ Agreement, dated February 21, 2008, as amended by an Omnibus Amendment on June 9, 2008, with respect to the Joint Venture, and the Registration Rights Agreement, dated February 25, 2009, are terminated.

•
The Limited Partnership Agreement, dated February 21, 2008, as amended by an Ominibus Amendment on June 9, 2008, with respect to the Joint Venture, has been consolidated and amended on the terms described above to include some of the terms described above.  In addition, under the new consolidated and amended limited partnership agreement, we have no right to participate in the management of the Joint Venture or its Hedrin assets and limited rights of a minority Partner.

•	Messrs. Michael G. McGuinness and Douglas Abel resigned from the Board of Directors of the Joint Venture.

As requested in your comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to herein;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call me at (212) 492-8741.

Very truly yours,

/s/ Michael McGuinness

Michael G. McGuinness,
Chief Operating Officer and Chief Financial Officer
Manhattan Pharmaceuticals, Inc.

cc:	Securities and Exchange Commission Johnny Gharib, Esq. Lowenstein Sandler PC Anthony O. Pergola, Esq.